Exhibit 99.1

Kamada Reports Strong First Quarter 2024 Financial Results with Year-Over-Year Top-Line Growth of 23% and a 96% Increase in Profitability; Raises Full-Year Financial Guidance

●	Revenues for First Quarter of 2024 were $37.7 Million, Representing a 23% Increase Year-over-Year

●	First Quarter 2024 Adjusted EBITDA of $7.5 Million, Representing a 96% Increase Year-over-Year

●	Momentum Primarily Driven by U.S. Sales of the Company’s Two Most Significant Catalysts, KEDRAB® and CYTOGAM®

●	Strong First Quarter Results and Positive Outlook for Remainder of 2024 Support Increase of Full-Year Revenue Guidance to $158 Million-$162 Million and Adjusted EBITDA to $28 Million-$32 Million

●	Conference Call and Live Webcast Today at 8:30 AM ET

REHOVOT, Israel, and Hoboken, NJ – May 8, 2024 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for three months ended March 31, 2024.

“We are excited by our strong financial and operational start to 2024, which has us well-positioned for a highly successful year,” said Amir London, Kamada’s Chief Executive Officer. “Total revenues for the first quarter of 2024 were $37.7 million, representing a 23% increase year-over-year, and adjusted EBITDA was $7.5 million, nearly double as compared to the first quarter of last year and representing a 20% margin of revenues. While we benefit from the strength of our entire portfolio, we continue to effectively leverage the two most important growth drivers in our business, KEDRAB® and CYTOGAM®. For CYTOGAM, our active promotion of the product, supported by recently published new clinical data, is driving increased demand, and we are encouraged by the continued growth being demonstrated by KEDRAB.”

“Based on our strong performance in the first quarter and our expectation for the continued momentum in our business throughout 2024, we are raising our full-year 2024 revenue guidance to be between $158 million to $162 million from the previous forecast of $156 million to $160 million. We are also increasing our adjusted EBITDA guidance to $28 million to $32 million from the initial guidance of $27 million to $30 million. Importantly, we continue to pursue compelling new business development opportunities, leveraging our overall financial strength. These opportunities are expected to support continued growth at double-digit rates beyond 2024,” added Mr. London.

“Patient enrollment continues in our ongoing pivotal Phase 3 InnovAATe clinical trial for the inhaled Alpha-1 Antitrypsin therapy for the treatment of AAT Deficiency. Following recent positive feedback from the U.S. Food and Drug Administration (FDA) through which the FDA expressed its willingness to potentially accept a P<0.1 alpha level in evaluating InnovAATe for meeting the efficacy primary endpoint for registration, we recently filed an IND amendment with both a revised Statistical Analysis Plan (SAP) and study protocol, and we expect further FDA feedback during the second half of 2024. If approved, these changes may allow for the acceleration of the program,” concluded Mr. London.

Financial Highlights for the Three Months Ended March 31, 2024

●	Total revenues were $37.7 million in the first quarter of 2024, a 23% increase from the prior year period. The increase in revenues was primarily attributable to increased sales of CYTOGAM due to increased demand for the product in the U.S. market, as well as increased sales of KEDRAB to Kedrion due to increased market share in the U.S.

●	Gross profit and gross margins were $16.8 million and 44%, respectively, in the first quarter of 2024, compared to $11.9 million and 39%, respectively, reported in the prior year period. Cost of goods sold in the Company’s Proprietary segment for each of the first quarter of 2024 and 2023 included $1.3 million of depreciation expenses associated with intangible assets generated through the IgG products acquisition.

●	Operating expenses, including R&D, Sales & Marketing (S&M), G&A and other expenses, totaled $12.7 million in the first quarter of 2024, as compared to $11.6 million in the first quarter of 2023. S&M costs for the first quarter of 2024 and 2023 included $0.4 million of amortization expenses of intangible assets generated through the IgG products acquisition.

●	Net income was $2.4 million, or $0.04 per share, in the first quarter of 2024, as compared to a net loss of $1.8 million, or $(0.04) per share, in the first quarter of 2023.

●	Adjusted EBITDA, as detailed in the tables below, was $7.5 million in the first quarter of 2024, a 96% increase from the $3.8 million in the first quarter of 2023.

●	Cash provided by operating activities was $1.0 million in the first quarter of 2024, as compared to cash used in operating activities of $2.9 million in the first quarter of 2023.

Balance Sheet Highlights

As of March 31, 2024, the Company had cash, cash equivalents, and short-term investments of $48.2 million, as compared to $55.6 million on December 31, 2023. The decrease in cash balance was attributable to capital investments made with respect to the construction of our new plasma collection center in Uvalde, Texas, and payment on account of long-term liabilities associated with the acquisition completed in November 2021.

Recent Corporate Highlights

●	During the first quarter of 2024, Kamada completed the successful launch in Israel of BEVACIZUMAB KAMADA, the biosimilar to Avastin®, which is indicated for the treatment of certain types of cancer, including colon cancer and metastatic breast cancer. This represents the first biosimilar product to be launched and distributed by Kamada in Israel. The product is manufactured by mAbxience Research S.L., from Madrid, Spain.

Fiscal Year 2024 Guidance

Based on the Company’s strong performance in the first quarter and its expectation for continued momentum in the business throughout 2024, Kamada is increasing its fiscal year 2024 total revenue guidance from a range of $156 million to $160 million to a range of $158 million to $162 million, and adjusted EBITDA from a range of $27 million to $30 million to a range of $28 million to $32 million, representing double digit top- and bottom-line growth year-over-year.

Conference Call

Kamada management will host an investment community conference call today, Wednesday, May 8, 2024, at 8:30am Eastern Time to present the Company’s results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-888-886-7786 (from within the U.S.) or 1-809-468-221 (from Israel), or 1-416-764-8658 (International) and entering the conference ID 31202863. The call will also be webcast live on the Internet at https://viavid.webcasts.com/starthere.jsp?ei=1665369&tp_key=952bd14ce0

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA is defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, whereas adjusted EBITDA is the EBITDA plus non-cash share-based compensation expenses and certain other costs.

For the projected 2024 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control.  Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort.  Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: CYTOGAM®, KEDRAB®, WINRHO SDF®, VARIZIG®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India, Australia and other countries in Latin America, Europe, the Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers. During recent years the Company added eleven biosimilar products to its Israeli distribution portfolio, which, subject to the European Medicines Agency (EMA) and the Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D), KARAB and KEDRAB. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) positive outlook for reminder of 2024, 2)  anticipation of continued momentum through 2024 and continued growth at double-digit rates beyond 2024, 3) Full-Year Revenue Guidance to be between $158 Million-$162 Million and Adjusted EBITDA to be between $28 Million-$32 Million, 4) being well-positioned for a highly successful year, 5) continuing to maintain the overall financial strength supporting us in pursuing compelling new business development opportunities which would accelerate the growth and profitability of our existing business beyond 2024, 6) continued enrollment in pivotal phase 3 InnovAATe clinical trial, and 7) our expectations to receive FDA feedback to the IND amendment during the second half of 2024, which, if approved, may allow for the acceleration of the InnovAATe program. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of these conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customer, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

britchie@LifeSciAdvisors.com

CONDENCED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITTION

	As of		As of
	March 31,		December 31,
	2024	2023	2023
	Unaudited		Audited

Assets
Current Assets
Cash and cash equivalents	$48,194	$27,121	$55,641
Trade receivables, net	18,855	20,925	19,877
Other accounts receivables	6,411	3,603	5,965
Inventories	84,348	79,754	88,479
Total Current Assets	157,808	131,403	169,962

Non-Current Assets
Property, plant and equipment, net	30,727	26,496	28,224
Right-of-use assets	7,632	5,836	7,761
Intangible assets, Goodwill and other long-term assets	138,623	145,305	140,465
Contract assets	8,384	7,755	8,495
Total Non-Current Assets	185,366	185,392	184,945
Total Assets	$343,174	$316,795	$354,907
Liabilities
Current Liabilities
Current maturities of bank loans	$-	$4,444	$-
Current maturities of lease liabilities	1,467	1,438	1,384
Current maturities of other long-term liabilities	12,980	29,414	14,996
Trade payables	16,492	26,210	24,804
Other accounts payables	6,210	7,350	8,261
Deferred revenues	26	419	148
Total Current Liabilities	37,175	69,275	49,593

Non-Current Liabilities
Bank loans	-	11,852	-
Lease liabilities	7,278	4,992	7,438
Contingent consideration	16,760	18,115	18,855
Other long-term liabilities	34,842	37,280	34,379
Employee benefit liabilities, net	609	473	621
Total Non-Current Liabilities	59,489	72,712	61,293

Shareholder’s Equity
Ordinary shares	15,022	11,736	15,021
Additional paid in capital net	266,183	210,665	265,848
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	12	(99)	140
Capital reserve from share-based payments	6,336	5,750	6,427
Capital reserve from employee benefits	282	539	275
Accumulated deficit	(37,835)	(50,293)	(40,200)
Total Shareholder’s Equity	246,510	174,808	244,021
Total Liabilities and Shareholder’s Equity	$343,174	$316,795	$354,907

CONDENCED CONSOLIDATED INTERIM OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Three months period ended		Year ended
	March 31,		December 31,
	2024	2023	2023
	Unaudited		Audited

Revenues from proprietary products	$33,758	$24,061	$115,458
Revenues from distribution	3,978	6,649	27,061

Total revenues	37,736	30,710	142,519

Cost of revenues from proprietary products	17,620	13,224	63,342
Cost of revenues from distribution	3,365	5,647	23,687

Total cost of revenues	20,985	18,871	87,029

Gross profit	16,751	11,839	55,490

Research and development expenses	4,295	3,231	13,933
Selling and marketing expenses	4,631	3,922	16,193
General and administrative expenses	3,786	3,418	14,381
Other expenses	-	979	919
Operating income (loss)	4,039	289	10,064

Financial income	280	25	588
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	124	151	55
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(1,845)	(1,761)	(980)
Financial expenses	(159)	(500)	(1,298)
Income before tax on income	2,439	(1,796)	8,429
Taxes on income	74	13	145

Net Income (loss)	$2,365	$(1,809)	$8,284

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	(71)	(156)	(186)
Net amounts transferred to the statement of profit or loss for cash flow hedges	(57)	145	414
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	7	191	(73)
Total comprehensive income (loss)	$2,244	$(1,629)	$8,439

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.04	$(0.04)	$0.17
Diluted net earnings per share	$0.04	$(0.04)	$0.15

CONDENCED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	Three months period Ended		Year Ended
	March 31,		December 31,
	2024	2023	2023
	Unaudited		Audited

Cash Flows from Operating Activities
Net income (loss)	$2,365	$(1,809)	$8,284

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	3,237	3,123	12,714
Financial expenses (income), net	1,600	2,085	1,635
Cost of share-based payment	241	415	1,314
Taxes on income	74	13	145
Loss (gain) from sale of property and equipment	-	(22)	(5)
Change in employee benefit liabilities, net	(4)	(8)	(125)
	5,148	5,606	15,678
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	610	6,306	7,835
Decrease (increase) in other accounts receivables	(516)	1,362	(1,150)
Decrease (increase) in inventories	4,131	(10,970)	(19,694)
Decrease (increase) in deferred expenses	112	3,554	2,814
Decrease (increase) in trade payables	(8,785)	(6,712)	(8,885)
Decrease (increase) in other accounts payables	(2,051)	(238)	765
Decrease (increase) in deferred revenues	(122)	384	113
	(6,621)	(6,314)	(18,202)
Cash received (paid) during the period for:

Interest paid	(129)	(341)	(1,228)
Interest received	280	25	-
Taxes paid	(23)	(18)	(217)
	128	(334)	(1,445)

Net cash provided by (used in) operating activities	$1,020	$(2,851)	$4,315

CONDENCED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (continued)

	Three months period Ended		Year Ended
	March 31,		December 31,
	2024	2023	2023
	Unaudited		Audited

Cash Flows from Investing Activities
Purchase of property and equipment and intangible assets	$(2,682)	$(1,117)	$(5,850)
Proceeds from sale of property and equipment	-	24	7
Net cash provided by (used in) investing activities	(2,682)	(1,093)	(5,843)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	1	1	4
Proceeds from issuance of ordinary shares, net	-	-	58,231
Repayment of lease liabilities	(244)	(271)	(850)
Repayment of long-term loans	-	(1,111)	(17,407)
Repayment of other long-term liabilities	(5,496)	(1,500)	(17,300)
Net cash provided by (used in) financing activities	(5,739)	(2,881)	22,678

Exchange differences on balances of cash and cash equivalent	(46)	(312)	233

Increase (decrease) in cash and cash equivalents	(7,447)	(7,137)	21,383

Cash and cash equivalents at the beginning of the period	55,641	34,258	34,258

Cash and cash equivalents at the end of the period	$48,194	$27,121	$55,641

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$306	$3,580	$6,546
Purchase of property and equipment and Intangible assets	$905	$292	$646

NON-IFRS MEASURES – ADJUSTED EBITDA

	Three months period Ended		Year ended
	March 31,		December 31,
	2024	2023	2023
	U.S. Dollars in thousands
Net (loss) income	$2,365	$(1,809)	$8,284
Taxes on income	74	13	145
Financial expense (income), net	1,600	2,085	1,635
Depreciation and amortization expense	3,237	3,123	12,714
Non-cash share-based compensation expenses	241	415	1,314
Adjusted EBITDA	$7,517	$3,827	$24,092